Exhibit 99.2

MANAGEMENT’S DISCUSSION & ANALYSIS
(Amended April 15, 2005)

The attached “Management’s Discussion & Analysis (Amended April 15, 2005)” of Royal Group Technologies Limited for the year ended December 31, 2004 replaces the version of such Management’s Discussion & Analysis filed on EDGAR (File No. 333-09032) on April 6, 2005 and includes additional information inadvertently omitted from the previously filed document. The changes to the information are not material.

MANAGEMENT’S DISCUSSION & ANALYSIS
(Amended April 15, 2005)

OVERVIEW

Royal Group Technologies Limited (“the Group”) is a vertically integrated manufacturer of polymer-based home improvement, consumer and construction products. The Group operates predominantly in the seasonal North American renovation, remodeling and new construction segments of the marketplace and sales are impacted by the amount of activity in these segments. During the past twelve months to December 31, 2004, renovation and remodeling activity increased by 10% in the United States (US) and 7% in Canada. During the same time period, new housing starts in the US rose by 5%, with starts in Canada up by 6%.

The Group’s sales, net earnings and cash flow have historically been significantly different on a by-quarter basis as compared to an annualized amount or rate.

CHANGE IN YEAR END

The Group changed its year end from September 30 to December 31. The change to a calendar year basis is more consistent with its sales planning and business reporting activities and programs. Accordingly, this Management’s Discussion and Analysis (“discussion”) covers a fifteen month period from October 1, 2003 to December 31, 2004, referred to as “fiscal 2004”. The twelve month fiscal period ended September 30, 2003 is referred to as “fiscal 2003”. This discussion of financial condition and results of operations compares fiscal 2004 with fiscal 2003. For illustrative purposes, we have included information for the twelve month period ended December 31, 2004, referred to as “calendar 2004” and the twelve month period ended December 31, 2003, referred to as “calendar 2003” to provide a comparison of similar periods based on the new twelve month fiscal year ending December 31.

NON-GAAP FINANCIAL MEASURES

For the purposes of the following discussion the terms “EBITDA” (earnings (loss) before interest, taxes, depreciation, amortization and minority interest) and “operating margin” are used interchangeably. EBITDA is not a recognized measure under Canadian or US generally accepted accounting principles (GAAP). Management believes that in addition to net earnings, EBITDA is a useful supplementary measure as it provides investors with an indication of cash available for distribution prior to debt service, capital

MANAGEMENT’S DISCUSSION & ANALYSIS
(Amended April 15, 2005)

expenditures, income taxes and minority interest. Investors should be cautioned, however, that EBITDA should not be construed as an alternative to (i) net earnings (loss) determined in accordance with GAAP as an indicator of the Group’s performance or (ii) cash flow from operating, investing and financing activities as a measure of liquidity and cash flow. The Group’s method of calculating EBITDA may differ from other companies and, accordingly, the Group’s EBITDA may not be comparable to measures used by other companies.

“Free cash flow” (earnings (loss) before minority interest adjusted for items not affecting cash, changes in non-cash working capital items, less acquisition of property, plant and equipment and change in investments) is not a recognized measure under GAAP. It may not be comparable to similar measures presented by other issuers. Management believes free cash flow to be an important indicator of the financial performance of the Group because it shows how much cash is available to repay debt and to reinvest in the Group.

Net funded debt (bank indebtedness net of cash plus term bank loan and term debt) to total capitalization (aggregate of shareholders’ equity, minority interest and net funded debt) ratio is not a recognized measure under GAAP.

The following charts provide calculations of EBITDA, free cash flow and net funded debt to total capitalization, which are not reported within the body of the financial statements:

MANAGEMENT’S DISCUSSION & ANALYSIS
(Amended April 15, 2005)

	15 months	12 months	12 months	12 months
	ended	ended	ended	ended
(in thousands of Canadian dollars, except percentages)	Dec. 31/04	Sep. 30/03	Dec. 31/04	Dec. 31/03
	(audited)	(audited)	(unaudited)	(unaudited)
Earnings (loss) before the undernoted	$126,778	$(14,007)	$92,647	$(15,731)
Amortization	164,219	126,363	132,983	125,635
EBITDA	$290,997	$112,356	$225,630	$109,904
EBITDA as a percentage of net sales	12.5%	6.0%	11.7%	5.9%

	15 months	12 months	12 months	12 months
	ended	ended	ended	ended
(in thousands of Canadian dollars)	Dec. 31/04	Sep. 30/03	Dec. 31/04	Dec. 31/03
	(audited)	(audited)	(unaudited)	(unaudited)
Earnings (loss)	$36,849	$(58,211)	$33,123	$(70,422)
Items not affecting cash	208,377	247,188	147,601	272,846
Change in non-cash working capital	25,436	45,944	15,426	83,083
Cash flow from operating activities	270,662	234,921	196,150	285,507
Acquisition of property, plant and equipment	(99,725)	(93,533)	(83,673)	(83,894)
Change in investments	(2,014)	-	(2,014)	-
Minority interest	318	(2,025)	1,072	(3,057)
Free cash flow	$169,241	$139,363	$111,535	$198,556

(in thousands of Canadian dollars, except percentages)	Dec. 31/04	Sep. 30/03	Dec. 31/04	Dec. 31/03
	(audited)	(audited)	(unaudited)	(unaudited)
Bank indebtedness	$-	$355,080	$-	$-
Term bank loan	324,836	-	324,836	-
Term debt	321,517	404,598	321,517	889,993
Cash	(112,088)	-	(112,088)	(198,579)
Net funded debt	534,265	759,678	534,265	691,414
Minority interest	15,761	15,603	15,761	14,783
Shareholders' equity	1,365,461	1,365,412	1,365,461	1,362,332
Total capitalization	$1,915,487	$2,140,693	$1,915,487	$2,068,529
Net funded debt as a percentage of total capitalization	27.9%	35.5%	27.9%	33.4%

NEW ACCOUNTING STANDARDS

For fiscal 2004, the Group adopted the accounting standard of the Canadian Institute of Chartered Accountants’ (“CICA”) Handbook Section 3100, Asset Retirement Obligations. This standard addresses the recognition and measurement of legal obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the asset. The standard requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value is added to the carrying amount of the associated asset and is amortized to earnings on the same basis as the associated asset. There is no impact on the Group’s financial statements for fiscal 2004 as a result of the adoption of this new standard. See Note 1(l) to the Consolidated Financial Statements for additional details of this new accounting guidance.

MANAGEMENT’S DISCUSSION & ANALYSIS
(Amended April 15, 2005)

The Group adopted Accounting Guideline 14, Disclosure of Guarantees, issued by the CICA in February 2003 for fiscal 2004. This guideline expands on previously issued accounting guidance and requires additional disclosure by a guarantor in its financial statements. This guideline defines a guarantee to be a contract (including an indemnity) that contingently requires the Company to make payments to the guaranteed party based on (i) changes in an underlying interest rate, foreign exchange rate, equity or commodity instrument, index or other variable, that is related to an asset, a liability or an equity security of the counter party, (ii) failure of another party to perform under an obligating agreement or (iii) failure of a third party to pay indebtedness when due. There is no impact on the Group’s financial statements for fiscal 2004 as a result of the adoption of this new standard. See Note 1(m) to the Consolidated Financial Statements for additional details of this new accounting guidance.

In fiscal 2003, the Group adopted amended Section 1650 of the CICA Handbook regarding Foreign Currency Translation. The amendments to this standard require the elimination of the deferral and amortization of unrealized gains and losses on non-current foreign exchange-denominated monetary assets and liabilities, except to the extent that they meet specific criteria for hedge accounting. As of the date of adoption of Section 1650, the Group had $4.2 million in deferred foreign exchange losses on the consolidated balance sheet. This change was applied retroactively with a restatement of fiscal 2002 results. Accordingly, 2002 net earnings increased by $1.9 million and the earnings of prior periods were reduced by $6.1 million.

The Group adopted the new recommendations of the CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments for fiscal 2003. This Section requires a fair-value based method of accounting be applied to all stock-based payments. Effective October 1, 2002, the Group accounted for employee stock options by measuring the compensation cost for options granted on or after this date under the fair value-based method of accounting, using the Black-Scholes option pricing model. As a result of applying this new standard, after tax compensation expense for stock options issued after October 1, 2002 of less than $0.1 million (2003 - $0.1 million) was recorded in fiscal 2004. Additional details of this new accounting guidance are contained in Notes 1(j) and 11 to the Consolidated Financial Statements.

MANAGEMENT’S DISCUSSION & ANALYSIS
(Amended April 15, 2005)

The Group also adopted the recommendations of the CICA Handbook Section 3063, Impairment of Long-Lived Assets for fiscal 2003. Section 3063 provides guidance on recognizing, measuring and disclosing the impairment of long-lived assets. The Group evaluated its operations and determined that the carrying amounts of certain property, plant and equipment in its foreign operations may not be recoverable and an impairment loss of $17.5 million (2003 - $23.4 million) was recorded. Additional details of this new accounting guideline are contained in Note 7 to the Consolidated Financial Statements.

The Group also adopted the recommendations of the CICA Handbook Section 3475, Disposal of Long-Lived Assets and Discontinued Operations for fiscal 2003. Section 3475 provides guidance on recognizing, measuring, presenting and disclosing long-lived assets to be disposed of and provides new criteria for classifying assets as held for sale. During fiscal 2003, the Group evaluated certain long-lived assets, including machinery and equipment and management information systems, with the decision to reposition or abandon these assets. As such, the Group wrote down these assets to their net realizable value and recorded a charge of $33.6 million. Additional details of this accounting guidance are contained in Note 7 to the Consolidated Financial Statements.

RESULTS FROM OPERATIONS

The following discussion has been prepared by management and is a review of the Group’s results of operations and financial position for the fifteen month period ended December 31, 2004 (“fiscal 2004”) and twelve month fiscal periods ended September 30, 2003 (“fiscal 2003”) and September 30, 2002 (“fiscal 2002”) and are based upon Canadian GAAP. All dollar amounts are in Canadian dollars unless specified otherwise. This discussion of the Group’s operations has been derived from and should be read in conjunction with the Consolidated Financial Statements and accompanying notes thereto appearing in this Annual Report. The Group’s Statements of Earnings are presented below:

MANAGEMENT’S DISCUSSION & ANALYSIS
(Amended April 15, 2005)

STATEMENTS OF EARNINGS
(in thousands of Canadian dollars, except per share amounts)

	15 months	12 months	12 months	12 months	12 months
	ended	ended	ended	ended	ended
	Dec. 31/04	Sept. 30/03	Sept. 30/02	Dec. 31/04	Dec. 31/03
	(audited)	(audited)	(audited)	(unaudited)	(unaudited)
Net sales	$2,335,131	$1,885,397	$1,915,230	$1,920,749	$1,878,467
Cost of sales	1,735,389	1,497,277	1,296,311	1,439,576	1,491,161
Gross profit	599,742	388,120	618,919	481,173	387,306
Operating expenses	472,964	402,127	376,669	388,526	403,037
Earnings (loss) before the undernoted	126,778	(14,007)	242,250	92,647	(15,731)
Interest and financing charges	50,651	50,712	52,225	39,329	48,892
Earnings (loss) before income taxes and minority interest	76,127	(64,719)	190,025	53,318	(64,623)
Income taxes (recovery)	38,960	(4,483)	55,675	19,123	8,856
Earnings (loss) before minority interest	37,167	(60,236)	134,350	34,195	(73,479)
Minority interest	(318)	2,025	(3,334)	(1,072)	3,057
Net earnings (loss)	$36,849	$(58,211)	$131,016	$33,123	$(70,422)
Basic earnings (loss) per share	$0.39	$(0.62)	$1.42	$0.35	$(0.76)
Diluted earnings (loss) per share	$0.39	$(0.62)	$1.40	$0.35	$(0.76)
Weighted average number of shares (Basic)	93,342,490	93,219,925	92,574,936	93,352,973	93,247,796
Weighted average number of shares (Diluted)	94,763,312	93,219,925	93,515,736	94,773,795	93,247,796

15 MONTHS ENDED DECEMBER 31, 2004 AS COMPARED TO THE YEAR ENDED SEPTEMBER 30, 2003

As a result of the change in the Group’s fiscal year end to December 31, this discussion will compare the fifteen month period ended December 31, 2004 (“fiscal 2004”) to the twelve month fiscal period ended September 30, 2003 (“fiscal 2003”). However, in order to provide readers with a meaningful analysis of comparative results, the discussion for the most part compares the results for the twelve month period ended December 31, 2004 (“calendar 2004”) with those of the corresponding twelve month period ended December 31, 2003 (“calendar 2003”). The pro-forma results presented in the statement of earnings above for calendar 2004 were compiled by subtracting the three months ended December 31, 2003 from the fifteen months ended December 31, 2004. The pro-forma results for calendar 2003 were compiled by adding the three months ended December 31, 2003 to the twelve months ended September 30, 2003 and subtracting the three months ended December 31, 2002.

MANAGEMENT’S DISCUSSION & ANALYSIS
(Amended April 15, 2005)

NET SALES

Net sales for fiscal 2004 increased $450 million or 24% to $2,335 million from $1,885 million in fiscal 2003. The increase in net sales is mainly due to the difference in the length of the two fiscal periods. Net sales for calendar 2004 were $1,921 million, an increase of $42 million or 2% over $1,878 million for calendar 2003. Net sales were negatively impacted by the strengthening of the Canadian dollar vis-à-vis the US dollar. Approximately 58% of total net sales, which were denominated in US dollars, were recorded at a lower exchange rate this year versus the prior year. Using the same exchange rate in the calendar 2004 as in calendar 2003, net sales would have been $2,031 million, representing an 8.1% increase. The increase was due to a combination of higher unit sales and selling price increases in some sectors as well as market share gains and introductions of new products or product line extensions. The estimated dollar growth rates of the North American markets for the Group’s core product lines, being vinyl window profiles, vinyl siding and fence, decking and railing, were 4.1%, 3.8% and 20.4% respectively.

The following table summarizes net sales by product line for fiscal 2004, fiscal 2003, fiscal 2002, calendar 2004 and calendar 2003:

Net Sales by Product Line	15 months	12 months		12 months		12 months	12 months
(in millions of Canadian dollars,	ended	ended	% change	ended	% change	ended	ended	% change
except percentages)	Dec. 31/04	Sept. 30/03	04 vs. 03	Sept. 30/02	03 vs. 02	Dec. 31/04	Dec. 31/03	04 vs. 03
	(audited)	(audited)		(audited)		(unaudited)	(unaudited)
Products segment:
Custom Profiles	$944	$732	29%	$715	2%	$760	$739	3%
Exterior Claddings	410	325	26%	296	10%	335	328	2%
Home Furnishings	298	285	5%	323	-12%	239	269	-11%
Outdoor Products / RBS	275	242	14%	245	-1%	239	248	-4%
Pipe / Fittings / Other Construction	365	265	38%	275	-4%	306	264	16%
Eliminations	(48)	(27)	78%	(42)	-36%	(40)	(29)	38%
	2,244	1,822	23%	1,812	1%	1,839	1,819	1%
Support segment:
Materials	589	448	31%	437	3%	474	460	3%
Machinery & Tooling	102	61	67%	63	-3%	91	59	54%
Services	97	91	7%	118	-23%	77	90	-14%
Eliminations	(697)	(537)	30%	(515)	4%	(560)	(550)	2%
	91	63	44%	103	-39%	82	59	39%
Net sales	$2,335	$1,885	24%	$1,915	-2%	$1,921	$1,878	2%

Products segment

Products segment sales for calendar 2004 increased by 1% or $20 million to $1,839 million from $1,819 million in calendar 2003. Custom Profiles sales grew by 3% to $760 million from $739 million. Exterior Claddings sales grew by 2% to $335 million from $328 million. Home Furnishings declined 11% to $239

MANAGEMENT’S DISCUSSION & ANALYSIS
(Amended April 15, 2005)

million from $269 million. This reflects the impact of our exit from certain US retail programs and the final disposition of window covering inventories in the latter part of fiscal 2003. Outdoor Products/RBS, which includes fencing, decking, railings, patio furniture, sheds and Royal Building Systems, decreased 4% to $239 million from $248 million. The decrease reflects declines in patio furniture sales and to a lesser extent declines in the Royal Building Systems. Offsetting this are increases in our sheds, fence, decking and railing business, particularly in the US. Pipe/Fittings/Other Construction increased 16% to $306 million from $264 million, reflecting strong construction activity, unit selling price increases as well as the continued progress made in our non-commodity pipe and fittings market penetration.

Support segment

Support segment sales for calendar 2004, before eliminations, increased 5% to $642 million as compared to $609 million in calendar 2003. Sales of Materials grew 3% to $474 million from $460 million. Higher raw material costs and increase in material requirements due to the increased production demands of the Products segment were offset by production difficulties and shortfalls in our resin facilities, which resulted in the need to source additional resin from third party suppliers. Sales in Machinery & Tooling grew 54% to $91 million from $59 million as a result of the completion of several third party projects in our Italian operations in the last quarter of fiscal 2004. Sales in the Services category decreased 14% to $77 million from $90 million, largely on account of lower rental income in real estate due to the sale of certain redundant assets in fiscal 2003 and fiscal 2004 and lower charges relating to other services, which are largely eliminated upon consolidation.

Geographic sales distribution

During fiscal 2004, foreign based sales and exports from Canadian operations were $1,518 million or 65% of total sales as compared to $1,269 million or 67% in fiscal 2003. For calendar 2004, foreign based sales and exports from Canadian operations were $1,248 million or 65% of total sales as compared to $1,243 million or 66% in calendar 2003. Adjusting for the effects of foreign exchange, primarily the US dollar, the geographic distribution of foreign based sales and exports from Canadian operations was approximately 66% in both calendar 2004 and calendar 2003.

MANAGEMENT’S DISCUSSION & ANALYSIS
(Amended April 15, 2005)

OPERATING MARGIN

The Group’s overall EBITDA for fiscal 2004 was $291 million, an increase of $179 million over $112 million in fiscal 2003. The increase in EBITDA is due in part to the difference in the length of the two fiscal periods, but predominantly due to higher non-cash charges recorded in fiscal 2003 as compared to the amounts recorded in fiscal 2004. In addition, cost inefficiencies associated with production curtailment in the latter part of fiscal 2003 also negatively affected fiscal 2003 EBITDA. A total of $158.2 million in non-cash charges were incurred in both fiscal 2003 and calendar 2003. This included: $57.1 million related primarily to assets in Argentina and those in the Philippines and Hawaii, as well as impairment charges related to the repositioning of export and project activities; $33.7 million related to the write-down of tangible assets, primarily inventories, promotional material and accounts receivable, in connection with the decision to exit from certain retail window covering programs in the US; $34.3 million in respect to certain manufacturing assets and management information systems that were repositioned or abandoned; $33.9 million related to inventory and accounts receivable provisions; $2.5 million in costs associated with the review of financial alternatives to enhance shareholder value; offset by a $3.3 million recovery of executive bonuses. Included in fiscal 2004 and calendar 2004 was an impairment charge of $17.5 million relating to the Company’s Mexican operations and $3.0 million related to severance and retirement costs.

EBITDA for calendar 2004 was $226 million, an increase of $116 million from $110 million in calendar 2003. The increase in EBITDA for calendar 2004 over calendar 2003 is also due to the factors noted above.

EBITDA as a percentage of sales was 12.5% for fiscal 2004 as compared to 6.0% in fiscal 2003. After adjusting for the above noted charges of $20.5 million in fiscal 2004 and $158.2 million in fiscal 2003, EBITDA as a percentage of sales was 13.3% for fiscal 2004 and 14.3% for fiscal 2003. The decline in EBITDA as a percentage of sales in fiscal 2004 is due to higher raw material costs, an unfavourable change in exchange rates negatively impacting sales, non-cash charges for stock-based compensation expense, a settlement of an intellectual property legal dispute and expenses related to regulatory investigations, offset to a lesser degree by certain product selling price increases, efficiency improvements, gains on the sale of certain non-strategic assets and a pension curtailment gain.

MANAGEMENT’S DISCUSSION & ANALYSIS
(Amended April 15, 2005)

EBITDA as a percentage of sales was 11.7% for calendar 2004 as compared to 5.9% in calendar 2003. After adjusting for the above noted charges of $20.5 million in calendar 2004 and $158.2 million in calendar 2003, EBITDA as a percentage of sales was 12.8% for calendar 2004 and 14.3% for calendar 2003. Higher raw material costs, an unfavourable change in exchange rates negatively impacting sales, non-cash charges for stock-based compensation expense, a settlement of an intellectual property legal dispute and expenses related to regulatory investigations, offset to a lesser degree by certain product selling price increases, efficiency improvements, gains on the sale of certain redundant assets and a pension curtailment gain, are again the primary reasons for the decrease in EBITDA as a percentage of sales in calendar 2004.

Products segment EBITDA for fiscal 2004 increased to $153.8 million from $17.4 million in fiscal 2003. EBITDA as a percentage of sales in fiscal 2004 was 6.7% as compared to 0.9% in fiscal 2003. Included in the Products segment EBITDA in fiscal 2004 was an impairment charge of $17.5 million relating to the Group’s Mexican operations. Products segment EBITDA in fiscal 2003 included $131.2 million of the $158.2 million of the non-cash charges noted in the overall EBITDA discussion. Excluding these charges, Products segment EBITDA is 7.4% of sales in fiscal 2004 as compared to 8.0% in fiscal 2003. Higher raw material costs, an unfavourable change in exchange rates negatively impacting sales and a settlement of an intellectual property legal dispute are the primary reasons for the decrease in EBITDA as a percent of sales in fiscal 2004.

Products segment EBITDA for calendar 2004 increased to $118.2 million from $22.7 million in calendar 2003. EBITDA as a percentage of sales in calendar 2004 was 6.3% as compared to 1.2% in calendar 2003. Both calendar 2004 and calendar 2003 are affected by the charges noted above. Excluding these charges, Products segment EBITDA was 7.2% in calendar 2004 as compared to 8.3% in calendar 2003, consistent with fiscal 2004 and 2003. Again, higher raw material costs, an unfavourable change in exchange rates negatively impacting sales and a settlement of an intellectual property legal dispute are the primary reasons for the decrease in EBITDA as a percentage of sales in calendar 2004.

Support segment EBITDA for fiscal 2004 increased to $137.2 million from $95.0 million in fiscal 2003. EBITDA as a percentage of sales in fiscal 2004 increased to 17.4% from 15.8% in fiscal 2003. Included in

MANAGEMENT’S DISCUSSION & ANALYSIS
(Amended April 15, 2005)

the Support segment EBITDA in fiscal 2004 was $3.0 million related to severance and retirement costs. Support segment EBITDA in fiscal 2003 included $27.0 million of the $158.2 million of the non-cash charges noted in the overall EBITDA discussion. Excluding these charges, Support segment EBITDA was 17.8% in fiscal 2004 as compared to 20.3% in fiscal 2003. Higher raw material input costs incurred in our Materials division is the primary reason for the decrease in EBITDA as a percentage of sales in fiscal 2004 versus fiscal 2003. In addition, fiscal 2004 included $6.3 million in stock-based compensation expense related to the Restricted Stock Unit Plan (“RSUP”) and Senior Management Incentive Plan (“SMIP”) implemented in fiscal 2004 and $3.6 million related to the regulatory investigation costs. Offsetting these charges is a gain of $3.8 million from the sale of certain redundant assets less $1.0 million on the write down of assets held for sale to market value.

Support segment EBITDA for calendar 2004 increased to $107.4 million from $87.2 million in calendar 2003. EBITDA as a percentage of sales in calendar 2004 was 16.7% as compared to 14.3% in calendar 2003. Both calendar 2004 and calendar 2003 are affected by the charges noted above. Excluding these charges, Support segment EBITDA was 17.2% in calendar 2004 as compared to 18.7% in calendar 2003. Higher raw material input costs incurred in our Materials division is the primary reason for the decrease in EBITDA as a percent of sales in calendar 2004 versus calendar 2003. In addition, calendar 2004 included $6.3 million in stock-based compensation expense related to the RSUP and SMIP implemented in 2004 and $3.6 million related to the regulatory investigation costs. Offsetting these charges is a gain of $3.8 million from the sale of certain redundant assets less $1.0 million on the write down of assets held for sale to market value.

COST OF SALES AND OPERATING EXPENSES

Raw material costs for fiscal 2004 decreased to 48.4% of sales from 51.0% in fiscal 2003. Included in fiscal and calendar 2003 was $79 million in charges relating primarily to the write down of inventories and promotional assets. Excluding these charges recorded in fiscal 2003, raw material costs increased to 48.4% of sales in fiscal 2004 from 46.8% in fiscal 2003. The increase in raw material costs in fiscal 2004 is due to severe increases in the market cost of poly vinyl chloride (PVC) resin and vinyl chloride monomer (VCM) in fiscal 2004, which more than offset the improvement in costs due to the shifting in our product mix towards Custom Profiles growth and increased sales in Fittings where our material costs are lower. For calendar

MANAGEMENT’S DISCUSSION & ANALYSIS
(Amended April 15, 2005)

2004 raw material costs decreased to 49.4% of sales from 50.9% in calendar 2003, consistent with fiscal 2004 versus fiscal 2003. Excluding the $79 million in charges incurred in calendar 2003, raw material costs increased to 49.4% of sales in calendar 2004 from 46.7% in calendar 2003. Again, the severe increases in the market cost of poly vinyl chloride (PVC) resin and vinyl chloride monomer (VCM) in fiscal 2004 are the primary reasons for the increase in raw material costs in calendar 2004. During calendar 2004, raw material price increases negatively impacted EBITDA by $84 million. The market price for PVC resin and VCM increased by 9.7% and 15.1%, respectively, over the corresponding period in the previous year.

Labour expenses for fiscal 2004 increased marginally to 13.8% of sales from 13.6% in fiscal 2003. For both calendar 2004 and 2003 labour expenses were 13.6% of sales.

Other manufacturing expenses decreased to 12.1 % of sales in fiscal 2004 from 14.8% in fiscal 2003. Included in both fiscal and calendar 2004 was an impairment charge of $17.5 million relating to the Group’s Mexican operations. Included in both fiscal and calendar 2003 was approximately $54 million in charges related to the impairment of certain property, plant and equipment in Argentina as well as in respect of other manufacturing assets and management information systems that were repositioned or abandoned. Excluding these charges, other manufacturing expenses decrease marginally to 11.4% of sales in fiscal 2004 from 12.0% in fiscal 2003. For calendar 2004 and 2003, other manufacturing expenses were 12.0% and 14.9% of sales, respectively. Excluding the charges noted above, other manufacturing expenses decreased to 11.0% of sales in calendar 2004 from 12.0% in calendar 2003. Higher depreciation and utility costs have been offset by lower rents and various other costs. In addition, the Group has continued to deal with existing operations and capacities and maintains tight controls over capital expenditures. The Group sold or leased out 337,000 square feet of manufacturing space, representing 3% of overall space utilized by the Group. Further consolidation opportunities are being evaluated in pursuit of further savings in other manufacturing expenses. The Group does not anticipate that these costs as a percentage of sales will change significantly from the current year.

Selling and distribution costs decreased to 13.5% of sales in fiscal 2004 from 14.8% in fiscal 2003. Included in both fiscal 2003 and calendar 2003 was $28 million in non-cash charges related to accounts receivable

MANAGEMENT’S DISCUSSION & ANALYSIS
(Amended April 15, 2005)

provisions. Excluding the charge in 2003, selling and distribution costs increased marginally from 13.3% of sales in fiscal 2003 to 13.5% in fiscal 2004. Included in fiscal 2004 was $3.9 million relating to the settlement of an intellectual property legal dispute. For calendar 2004 and 2003 selling and distribution costs as a percent of sales are 13.5% and 14.9% respectively, consistent with fiscal 2004 and fiscal 2003. Excluding the charge in 2003, selling and distribution costs increased marginally from 13.4% of sales in calendar 2003 to 13.5% in calendar 2004.

General and administration expenses in fiscal 2004 increased to 6.8% of sales as compared to 6.5% in fiscal 2003. Included in both fiscal 2003 and calendar 2003 was $3.3 million related to the recovery of executive bonuses. Included in both fiscal and calendar 2004 was $3.0 million related to severance and retirement costs. Excluding these charges, general and administration expenses are 6.7% of sales for both fiscal 2004 and 2003. Additional charges incurred in fiscal 2004 include $6.3 million in stock-based compensation expense related to the new RSUP and new SMIP implemented in fiscal 2004 and $3.6 million related to the regulatory investigation costs. Offsetting these charges in both fiscal 2004 and calendar 2004 are gains of $2.8 million from the sale of certain redundant assets and a $3.8 million pension curtailment gain. For calendar 2004 and 2003, general and administration expenses were 6.7% and 6.5% respectively, consistent with fiscal 2004 and fiscal 2003. Excluding the charges noted above, general and administration expenses were 6.6% and 6.7% of sales, respectively, for calendar 2004 and 2003.

AMORTIZATION EXPENSE

Amortization expense for fiscal 2004 was $164.2 million or 7.0% of sales as compared to $126.4 million or 6.7% of sales in fiscal 2003. The increase in amortization expense of $37.8 million is due primarily to the difference in the length of the two fiscal periods. For calendar 2004 amortization expense was $133.0 million or 6.9% of sales as compared to $125.6 million or 6.7% of sales for calendar 2003. In the Products Segment, amortization as a percentage of sales was 5.1% for fiscal 2004 as compared to 4.9% in fiscal 2003 and 5.0% for calendar 2004 compared to 4.8% for calendar 2003, consistent with fiscal 2004 versus fiscal 2003. Included in amortization expense in both fiscal 2004 and calendar 2004 is a write-off of $1.0 million related to computer implementation costs no longer being pursued. In addition, full year amortization on capital expenditures made in the prior year have contributed to the increase. In the Support Segment,

MANAGEMENT’S DISCUSSION & ANALYSIS
(Amended April 15, 2005)

amortization as a percentage of sales was 6.0% for fiscal 2004 as compared to 6.1% in fiscal 2003 and 6.0% for calendar 2004 as compared to 6.0% for calendar 2003.

INTEREST AND FINANCING CHARGES

Interest and financing charges for fiscal 2004 were $50.7 million as compared to $50.7 million for fiscal 2003, despite the fact that fiscal 2004 includes fifteen months whereas fiscal 2003 includes twelve months. Interest and financing charges for calendar 2004 decreased $9.6 million to $39.3 million from $48.9 million in calendar 2003. Interest and financing charges as a percentage of sales in calendar 2004 was 2.0% as compared to 2.6% in calendar 2003. The decrease in interest and financing charges reflects the lower level of funded debt as well as the effect of the strengthening of the Canadian dollar on interest payments on US denominated debt. The Group has paid down its term bank loan by $175.2 million and paid off $57.5 million in term debt in fiscal 2004.

INCOME TAXES

For fiscal 2004, income tax expense as a percentage of earnings before taxes was 51.2%, as compared to an income tax recovery of 6.9% in fiscal 2003. Excluding the effect of the $13.0 million non-cash charge to future income tax expense as a result of the enacted changes in the Ontario provincial income tax rates, non-deductible losses in foreign jurisdictions and non-deductible stock compensation expense recorded in fiscal 2004, income tax expense as a percentage of earnings before taxes was 34.1% for fiscal 2004.

For calendar 2004, income tax expense as a percentage of earnings before taxes was 35.9%, as compared to an income tax expense of 13.7% in calendar 2003. Excluding the effect of non-deductible losses in foreign jurisdictions and non-deductible stock option compensation expense recorded in calendar 2004, income tax expense as a percentage of earnings before tax was 29.7% for calendar 2004. Excluding the effect of non-deductible losses in foreign jurisdictions and the $13.0 million non-cash charge to future income tax expense recorded in calendar 2003, income tax recovery as a percentage of losses before tax was 27.0% for calendar 2003.

The Group’s overall effective income tax rate for fiscal 2005 is expected to be between 29.0% and 31.0%.

MANAGEMENT’S DISCUSSION & ANALYSIS
(Amended April 15, 2005)

NET EARNINGS (LOSS) AND EARNINGS (LOSS) PER SHARE

Net earnings for fiscal 2004 were $36.8 million, an increase of $95.0 million from a loss of $58.2 million in fiscal 2003. In fiscal 2003, the Group recorded $158.2 million in non-cash charges, whereas in fiscal 2004 the Group recorded an impairment charge of $17.5 million relating to the Group’s Mexican operations. Basic and diluted earnings per share for fiscal 2004 was $0.39 as compared to a loss of $0.62 per share in fiscal 2003.

Net earnings for calendar 2004 were $33.1 million, an increase of $103.5 million from a loss of $70.4 million in calendar 2003. The Group recorded $158.2 million in non-cash charges in calendar 2003, whereas in calendar 2004 the Group recorded an impairment charge of $17.5 million relating to the Group’s Mexican operations. Basic and diluted earnings per share for calendar 2004 was $0.35 as compared to a loss of $0.76 in calendar 2003.

The average number of shares outstanding for fiscal 2004 on a diluted basis was approximately 94.8 million, 1.6 million higher than in fiscal 2003.

OTHER MATTERS

Investigations

The Group established a Special Committee in late December 2003 as a result of the Group being advised that the Ontario Securities Commission (“Commission”) was conducting a regulatory investigation of the Group. The Special Committee was asked by the board of directors to conduct an independent inquiry into the principal subject matter of the investigation - being the transactions between the Group and Royal St. Kitts Beach Resort Limited (“the Resort”). The Resort ownership included the following directors or former directors or executive officers or former executive officers and their approximate percentage ownership: Vic De Zen, former Chairman, President, Chief Executive Officer and the current controlling shareholder (59.9%), Douglas Dunsmuir, former President and Chief Executive Officer (5%), Ron Goegan, former Chief Financial Officer (0.02%) and Angelo Bitondo, President Custom Profiles, Outdoor Products and Royal Building Systems (0.01%). The latter two individuals divested of their ownership in December 2004. In

MANAGEMENT’S DISCUSSION & ANALYSIS
(Amended April 15, 2005)

addition, the following former non-executive employees of the Group and their approximate percentage ownership in the Resort are as follows: Fortunato Bordin (20%) and Domenic D'Amico (15%).

The Special Committee consisted solely of three independent directors, at that time, who retained independent legal counsel who in turn retained independent forensic accountants to assist in the investigation. At the conclusion of the investigation, based on information available to them, the Special Committee recommended that no further investigative actions be taken as of April 21, 2004.

On October 15, 2004 the Group announced that the Commission provided the Group with a copy of a Production Order on October 12, 2004 that was issued on October 5, 2004 by a Justice in Ontario addressed to the Group's lead bank. The Order, which relates to the time period January 1, 1996 to July 30, 2004, requires that certain documents be provided by such bank to the Royal Canadian Mounted Police (“RCMP”) in relation to four companies, Royal Building Systems, a subsidiary of the Group, the Resort and two other affiliates of the Resort.

On October 18, 2004, the Group received a letter from the RCMP advising that the Group was a target of the RCMP's investigation.

On October 21, 2004, the Group announced that it expanded the Special Committee of its board of directors that was established in December 2003. The Special Committee was expanded to comprise all five of the independent directors of the Group at that time. The mandate of the Special Committee was broadened to include all aspects of the investigations and inquiries by securities regulatory authorities and the RCMP and any similar or related investigations and inquiries that may be commenced by these or other authorities, all news releases and other communications with the public and to make a determination with respect to the role within the Group of any individuals who are currently involved in the regulatory or law enforcement investigations and/or proceedings.

On October 28, 2004 the Group announced that on October 27, 2004, it was provided with a copy of a second Production Order issued on October 25, 2004 by a Justice in Ontario addressed to the Group's lead

MANAGEMENT’S DISCUSSION & ANALYSIS
(Amended April 15, 2005)

bank. The second Order, which relates to the time period January 1, 1996 to October 25, 2004, requires that certain documents be provided by the bank to the RCMP in relation to certain individuals and a number of entities, including the Group.

Both Orders include allegations of actions contrary to the Criminal Code and include allegations of intent to defraud the shareholders and creditors of the Group and deceive the shareholders and others by circulating or publishing in a prospectus or statement or account which was known to be false and theft. The Orders collectively named the controlling shareholder and non-executive chairman of the Group, the president and chief executive officer and the chief financial officer at that time, certain non-executive employees of the Group at that time and a former officer of the Group.

On November 8, 2004 the Group announced that the Special Committee of independent directors retained independent legal counsel and independent forensic accountants to assist it in the broadened mandate.

On November 29, 2004 the Group announced that the Special Committee terminated for cause the president and chief executive officer and the chief financial officer. In addition, the chairman of the board was dismissed. The Board appointed an interim president and chief executive officer and an interim chief financial officer, who were directors of the Company.

The Group understands that the RCMP continues its previously announced investigation. The Commission has also indicated that it is investigating the Group with respect to disclosure records, financial affairs and trading in the shares of the Group. In addition, the Special Committee has been communicating with the Securities and Exchange Commission (“SEC”) to keep the SEC advised of the progress of the Special Committee’s work. As part of these investigations, the Group received various requests for information and it has expressed its willingness to cooperate with all regulators and law enforcement agencies in their investigations.  These investigations may produce results that have a material impact on the Group and its previously reported financial statements.

MANAGEMENT’S DISCUSSION & ANALYSIS
(Amended April 15, 2005)

In the course of the Group’s investigation, certain historical related party transactions were identified that were not previously disclosed in the financial statements. These transactions are detailed in Note 2(b) to the Consolidated Financial Statements.

Agreement with the controlling shareholder

At the conclusion of its investigations, the Special Committee recommended an overall settlement with the controlling shareholder involving (i) the repayment to the Group by the controlling shareholder personally of the full amount of the gain earned by all interested parties ($6.5 million plus interest of $2.2 million) on the sale of the Vaughan West Lands to the Group. In lieu of a cash repayment, the Group has agreed to the conversion of multiple voting shares in the Group owned, directly of indirectly, by the controlling shareholder on a one-for-one basis, which will be structured so that his shares will receive an increase in their adjusted cost base for tax purposes (at no cost to the Group or any of the shareholders), which will reduce his gain for tax purposes when he disposes of his shares, (ii) the repayment to the Group by the controlling shareholder of bonuses received in 2002 of $1.13 million, (iii) a non-compete covenant of the controlling shareholder that extends to December 18, 2006, (iv) a release by the controlling shareholder of all known claims against the Group and (v) the resignation of the controlling shareholder as a director of the Group (at the time of the shareholders’ approval of the conversion of his shares from multiple voting to single voting shares). In consideration of such settlement arrangements, the Group agreed to release the controlling shareholder from all known claims that the Group may have against him.

The conversion transaction and the settlement with the controlling shareholder are both subject to shareholder approval at the upcoming Annual and Special General Meeting on May 25, 2005.

Class action lawsuits

The Group and certain of its former officers and directors have been named as defendants in two class action shareholder lawsuits filed in the United States District Court for the Southern District of New York. The first complaint, filed on December 14, 2004 and thereafter amended on January 4, 2005, purports to be brought on behalf of all purchasers of the Groups’ common stock between February 9, 2000 and October 13, 2004. The second complaint, filed on December 17, 2004, purports to be brought on behalf of all

MANAGEMENT’S DISCUSSION & ANALYSIS
(Amended April 15, 2005)

purchasers of the Group’s publicly-traded securities between February 11, 1999 and October 13, 2004. Both actions purport to assert U.S. federal securities law violations, principally alleging that the Group’s misrepresented its business performance and engaged in various improprieties. The complaints each seek certification of the putative class, unspecified damages, reasonable costs and attorneys' fees, and other relief.

On February 14, 2005, two putative class members separately moved for consolidation of the two related actions, appointment as Lead Plaintiff, and approval of their respective counsel as Lead Counsel. By order dated March 10, 2005, the court consolidated the two cases within a single action and appointed lead plaintiffs and their lead counsel. By order dated March 17, 2005, the court set a schedule for the filing of a consolidated amended complaint and subsequent motions to dismiss.

The Group is presently unable to determine whether these actions will have a material adverse effect on the business, results of operations, financial condition and liquidity of the Group, and intends to defend itself vigorously in these actions.

Criminal investigation by the Antitrust Division of the United States Department of Justice
The Group is the subject of a pending criminal investigation being conducted by the Antitrust Division of the United States Department of Justice. The investigation focuses on alleged price fixing in the window coverings industry. The Group is cooperating with the Department of Justice and is attempting to negotiate a resolution of the matter.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOW

In fiscal 2004, the Group generated cash flow from operating activities of $270.7 million as compared to $234.9 million in fiscal 2003. Cash flow from operating activities were used to finance capital expenditures of $99.7 million, repay $175.2 million in the term bank loan and repay $57.5 million in term debt. In addition, $31.9 million was generated from the sale of redundant assets, including the sale of vacant land in the

MANAGEMENT’S DISCUSSION & ANALYSIS
(Amended April 15, 2005)

Woodbridge area and the sale of buildings that were vacated and their operations consolidated into other locations. As a result, the Group’s net bank indebtedness position has decreased $142.4 million from $355.1 million at September 30, 2003 to $212.7 million at December 31, 2004.

For calendar 2004, the Group generated cash flow from operating activities of $196.2 million, a decrease of $89.3 million from $285.5 million in calendar 2003. Cash flow from operating activities were used to finance capital expenditures of $83.7 million, repay $175.2 million in the term bank loan and repay $53.2 million in term debt. In addition, $31.9 million was generated from the sale of redundant assets. As a result, the Group’s net bank indebtedness position has decreased $88.7 million from $301.4 million at December 31, 2003 to $212.7 million at December 31, 2004.

WORKING CAPITAL

Working capital was $228.2 million at December 31, 2004 as compared to $129.8 million at September 30, 2003. Days accounts receivable outstanding has decreased to 52 days at December 31, 2004 from 55 days at September 30, 2003 but is comparable to 51 days receivable at December 31, 2003. The current ratio has improved to 1.37 as compared to 1.20 at September 30, 2003. The current ratio at December 31, 2003 was 3.53. However, at December 31, 2003, the Group had termed out its operating line such that $500 million was classified as long-term. Adjusting for this back into current, working capital would have been $167.1 million and the current ratio 1.22. The main reason for the improvement in working capital at December 31, 2004 as compared to December 31, 2003 adjusted is the reduction in the Group’s bank indebtedness and term bank loan.

Days inventory on hand has remained constant at 117 days at December 31, 2004 as compared to 117 days at September 30, 2003 and 117 days at December 31, 2003. Inventory levels in dollar terms have increased over both September 30, 2003 and December 31, 2003 due to significantly higher raw material prices. Management continues to focus on improving production and inventory management practices in an effort to lower the overall level of inventory on hand.

MANAGEMENT’S DISCUSSION & ANALYSIS
(Amended April 15, 2005)

CAPITAL SPENDING

Overall capital spending including acquisitions, for fiscal 2004, fiscal 2003, calendar 2004 and calendar 2003 is summarized below:

	15 months	12 months	12 months	12 months
	ended	ended	ended	ended
	Dec 31/04	Sep 30/03	Dec 31/04	Dec 31/03
(in $millions)	(audited)	(audited)	(unaudited)	(unaudited)
Capital spending	99.7	93.5	83.7	83.9
Acquisitions	-	4.5	-	4.5
Total capital spending	99.7	98.0	83.7	88.4

For fiscal 2004 capital expenditures were $99.7 million compared to $98.0 million for fiscal 2003. Capital expenditures for calendar 2004 were $83.7 million compared to $88.4 million for calendar 2003. For calendar 2004, approximately $67.6 million was expended in the Products segment primarily for higher output equipment and tooling, with the remaining $16.1 million expended in the Support segment for added capacities in the Materials division and for corporate information systems additions and improvements. During fiscal 2004, the Group sold certain redundant assets to third parties for net proceeds of $31.9 million. The Group recorded a pre-tax gain of $3.8 million on the sale of these assets.

LONG TERM DEBT AND FINANCIAL INSTRUMENTS

During fiscal 2004, the Group converted the debt drawn on its revolving, unsecured bank credit facility to a non-revolving, non-amortizing term bank loan in the amount of $500 million with a syndicate of banks. The Group has repaid $175.2 million of this term bank loan during fiscal 2004, leaving $324.8 million drawn at December 31, 2004. This balance has been classified as a term bank loan within current liabilities since the amount of the term bank loan is repayable in full on April 28, 2005. The bank credit facility is for working capital requirements, acquisitions and capital expenditures.

As described in Note 10 to the Consolidated Financial Statements, the Group finalized a credit facility with three banks on March 24, 2005. It is a $340 million revolving credit facility with a secured portion and an unsecured portion. The secured portion (which is $300 million until September 1, 2005 and increases to $312.5 million on September 1, 2005) bears interest at prime plus 1% reducing to 0.5% on the conversion of

MANAGEMENT’S DISCUSSION & ANALYSIS
(Amended April 15, 2005)

the multiple voting shares, or either LIBOR plus 2% or Banker’s Acceptance rate plus 2%, both of which reduce to 1.5% on the conversion of the multiple voting shares. The standby fee on the secured portion of the credit facility is 0.4% on the undrawn portion, reducing to 0.3% on the conversion of the multiple voting shares. There are no additional utilization fees. This portion of the new credit facility will be secured by substantially all of the Group’s assets in Canada and the United States, although real property charges will only be registered initially against certain properties located in Ontario, Canada.

Until September 1, 2005, the additional $40 million ($37.5 million of which is unsecured) is priced at prime plus 2% reducing to 1.5% on the conversion of the multiple voting shares, or either LIBOR plus 3% or Banker’s Acceptance rate plus 3%, both of which reduce to 2.5% on the conversion of the multiple voting shares. The unsecured portion expires on August 31, 2005. The standby fee on the unsecured portion of the credit facility is 1.1% on the undrawn portion, reducing to 1% on the conversion of the multiple voting shares.

On September 1, 2005, the credit facility reduces to $312.5 million and the entire amount is secured. The credit facility matures on April 30, 2006.

On March 23, 2005, the Group signed a letter of intent for a separate unsecured facility of up to $30 million at a higher rate than the bank facility. This facility, which expires May 1, 2006, will provide added liquidity, although the Group does not expect to draw down on it to any significant extent or for more than a short period of time.

The net funded debt to total capitalization ratio at December 31, 2004 was 27.9%, compared to 35.5% at September 30, 2003 and 33.4% at December 31, 2003. Refer to the chart in Non-GAAP Financial Measures for a calculation of net funded debt to total capitalization. The Group has continued to reduce its net funded debt through the use of cash flow from operations and working capital reductions to repay its bank credit facility and long-term debt.

At December 31, 2004, the Group’s debt rating by Standard and Poors (S&P) was BBB- with a Negative Outlook and a Credit Watch with negative implications. At December 31, 2004 Dominion Bond Rating

MANAGEMENT’S DISCUSSION & ANALYSIS
(Amended April 15, 2005)

Services (DBRS) debt rating was BBB (low) with a stable trend. In March 2005, DBRS changed its’ rating to BBB (low) with a negative trend. The ratings agencies have expressed concerns regarding the uncertainties surrounding the continuing investigations.

Management believes that the Group’s anticipated operating cash flow is sufficient to meet its working capital and capital expenditure requirements, including the seasonal nature thereof, for the foreseeable future. The Group’s other term debts have maturities well staged over longer periods of time.

Finally, the Group plans to develop a new strategic plan in 2005. This may involve added emphasis on certain businesses and reduced emphasis on others, including possible divestitures. In conjunction with the new strategic plan, the Group expects to implement a new capital structure, which will provide substantial additional liquidity.

YEAR ENDED SEPTEMBER 30, 2003 AS COMPARED TO THE YEAR ENDED SEPTEMBER 30, 2002

NET SALES

Consolidated net sales for the year ended September 30, 2003 decreased 2% or $30 million to $1,885 million, from sales of $1,915 million in 2002. Sales increases in Custom Profiles and Exterior Claddings were offset by decreases in Home Furnishings, Outdoor Products/RBS and Pipe/Fittings/Other Construction (which now includes commercial doors).

Certain product line sales figures for 2003 and 2002 have been reclassified to reflect the current presentation of product line sales adopted in fiscal 2004.

Products segment sales for the year ended September 30, 2003 increased $10 million to $1,822 million, from $1,812 million in 2002. Exterior Claddings grew 10% while Custom Profiles increased 2%. Both of these product categories were affected by the decline in the exchange rate used to convert US dollar denominated sales. Home furnishings sales decreased 12% or $38 million as a result of a decline in Window

MANAGEMENT’S DISCUSSION & ANALYSIS
(Amended April 15, 2005)

Coverings sales, which were impacted by the Group’s decision to exit certain of our window covering businesses. Outdoor Products/RBS decreased marginally from $245 million in 2002 to $242 million in 2003. Pipe/Fittings/Other Construction decreased 4% or $10 million to $265 million from $275 million in 2002.

Support segment sales for the year ended September 30, 2003, before eliminations, decreased $18 million, or 3% to $600 million from $618 million in 2002. This segment represents materials, machinery & tooling and services provided predominately to the Products segment. The decrease in net sales was primarily due to lower volumes of raw material sold as the Group reduced overall inventory levels, lower volumes of transactions due to the completion of our industrial complex in the Toronto area and related added capacity expansion in the prior fiscal years and the sale of certain non-strategic business units in the latter part of fiscal 2002.

During fiscal 2003, foreign-based sales and exports from Canadian operations, decreased to 67% of total sales from 71% in 2002.

OPERATING MARGIN

EBITDA was affected by certain non-cash charges recorded in fiscal 2003 as well as cost inefficiencies associated with production curtailment in the latter part of fiscal 2003. A total of $158.2 million in non-cash charges were incurred in 2003. This includes: $57.1 million relating primarily to assets in Argentina and those in the Philippines and Hawaii, as well as impairment charges relating to the repositioning of export and project activities; $33.7 million relating to the write-down of tangible assets, primarily inventories, promotional material and accounts receivable, in connection with the decision to exit from certain retail window covering programs in the US; $34.3 million in respect to certain manufacturing assets and management information systems that were repositioned or abandoned; $33.9 million relating to inventory and accounts receivable provisions; $2.5 million in costs associated with the review of financial alternatives to enhance shareholder value; offset by a $3.3 million recovery of bonus accruals relating to the executive compensation review of the CEO and President. The Group’s overall operating margin for the year ended September 30, 2003 decreased $248.2 million or 68.8% to $112.4 million compared to $360.6 million in fiscal 2002. EBITDA as a percentage of sales decreased to 6.0% from 18.8% last year.

MANAGEMENT’S DISCUSSION & ANALYSIS
(Amended April 15, 2005)

Products segment EBITDA for the year ended September 30, 2003 decreased $177 million or 91% to $17.4 million compared to $194.4 million last year. EBITDA as a percentage of sales decreased to 0.9% from 10.5% last year. The decrease is primarily due to $131.2 million in non-cash charges incurred in the current fiscal year relating to the Products segment.

Support segment EBITDA for the year ended September 30, 2003 decreased $71.1 million or 43% to $95 million from $166.1 million in 2002. EBITDA as a percentage of sales decreased to 16.3% from 27% last year. This decrease is in part due to $27 million in non-cash charges incurred in the current fiscal year relating to the Support segment.

COST OF SALES AND OPERATING EXPENSES

Raw material costs as a percentage of sales increased to 51.0% from 43.8% last year due primarily to the average resin cost for the year being higher than the previous year as well as the impact of the charges incurred relating to inventory provisions. Included in 2003 was $79 million in charges relating primarily to the write down of inventories and promotional assets. Excluding these charges recorded in fiscal 2003, raw material costs increased to 46.8% of sales in fiscal 2003 from 43.8% in fiscal 2002.

Labour costs as a percentage of sales were 13.6% in both 2003 and 2002.

Other manufacturing costs as a percentage of sales were 14.8% in 2003 as compared to 10.3% in 2002. Included in 2003 was approximately $54 million in charges. Excluding these charges, other manufacturing costs increased to 12.0% of sales in fiscal 2003 from 10.3% in fiscal 2002.

Selling and distribution costs as a percentage of sales increased to 14.8% from 13.4% due primarily to the impact of charges incurred relating to accounts receivable provisions. General and administration costs as a percentage of sales increased marginally to 6.5% from 6.3% last year.

MANAGEMENT’S DISCUSSION & ANALYSIS
(Amended April 15, 2005)

AMORTIZATION EXPENSE

Amortization expense as a percentage of sales was 6.7% compared to 6.2% experienced last year. This expense increased to $126.4 million from $118.3 million due to the capital expenditure program undertaken during the past two years. In the Products segment, amortization expense as a percentage of sales was 4.8% compared to 4.5% in 2002. Due to capacities added, this expense increased by $6.0 million to $89.8 million from $83.8 million in 2002. In the Support segment amortization expense, as a percentage of sales was 6.3%, greater than the 5.6% experienced last year. Due to capacities added, this expense increased by $2.0 million to $36.5 million from $34.5 million.

INTEREST AND FINANCING CHARGES

Interest and financing charges decreased to $50.7 million from $52.2 million in 2002. As a percentage of sales, these costs are consistent at 2.7% for both years. Interest expense decreased by $1.5 million due to the Group’s effective interest rates being lower than those experienced in 2002 and the overall lower level of loan utilization for working capital and capital spending purposes. Capitalized interest costs in fiscal 2003 were $2.3 million as compared to $3.6 million in fiscal 2002

INCOME TAXES

In fiscal 2003, income tax recovery as a percentage of loss before income taxes was 6.9%, as compared to an expense of 29.3% for fiscal 2002.

NET EARNINGS (LOSS) AND EARNINGS (LOSS) PER SHARE

A net loss of $58.2 million was recorded in 2003, a decrease of $189.2 million from $131.0 million net income last year. Diluted (loss) earnings per share for fiscal 2003 was ($0.62) compared to $1.40 in fiscal 2002.

RISKS AND UNCERTAINTIES

The Group operates in many markets each of which involves various risks, uncertainties and other factors affecting the Group specifically, its industry or the markets generally. The Group’s future performance, achievements and financial results could be affected by these factors, which in some cases have affected,

MANAGEMENT’S DISCUSSION & ANALYSIS
(Amended April 15, 2005)

and which in the future could affect, the Group’s actual results and could cause the Group’s actual results for fiscal 2005 and beyond to differ materially from past results and from those expressed in any forward-looking statements made by or on behalf of the Group. These risks and uncertainties include the outcome of the ongoing internal review and investigations by the Special Committee of the Board of Directors; fluctuations in the level of renovation, remodelling and construction activity; changes in the Group’s product costs and pricing; an inability to achieve or delays in achieving savings related to cost reductions or increases in revenues related to sales price increases; the sufficiency of any restructuring activities, including the potential for higher actual costs to be incurred in connection with any restructuring activities compared to the estimated costs of such actions; the ability to recruit and retain qualified employees; the level of the Group’s outstanding debt and current debt ratings; the ability to meet the financial covenants of the Group’s credit facilities; changes in the Group’s product mix; the growth rate of the markets in which the Group’s products are sold; market acceptance and demand for the Group’s products; changes in availability or prices for raw materials; pricing pressures resulting from competition; difficulty in developing and introducing new products; failure to penetrate new markets effectively; the effect on foreign operations of currency fluctuations, tariffs, nationalization, exchange controls, limitations on foreign investment in local business and other political, economic and regulatory risks; difficulty in preserving proprietary technology; adverse resolution of any litigation, investigations, administrative and regulatory matters, intellectual property disputes or similar matters; and changes in securities or environmental laws, rules and regulations and currency risk exposure. Certain of these risks and uncertainties are described in more detail below:

• The Group’s business is substantially related to the North American renovation, remodelling and construction markets, both residential and industrial/commercial. Therefore, the demand for the products manufactured and distributed by the Group is affected by changes in the general state of the North American economy, including renovation and remodelling, new housing starts and the level of construction activity in general.

• The price and availability of raw materials, and in particular PVC resin and VCM, represents a substantial portion of the cost of manufacturing the Group’s products. Historically, there have been fluctuations in these raw materials’ prices and in some instances price movements have been volatile and affected by circumstances beyond the Group’s control. There can be no assurance that the Group can pass on increases from normal market fluctuations in the price of PVC resin, VCM and other raw materials to its

MANAGEMENT’S DISCUSSION & ANALYSIS
(Amended April 15, 2005)

customers through increases in selling price, or otherwise absorb such costs increases without significantly affecting its margins. In addition, the Group has occasionally found certain raw materials to be in short supply. The Group could experience materially adverse circumstances if the availability of either PVC or VCM became restricted due to market conditions, or issues particular to the Group.

• As discussed in Other Matters in this discussion and disclosed in Note 2(a) to the Consolidated Financial Statements, the ongoing investigations may produce results that have a material impact on the Group and its previously reported financial results. It is important to note that neither of the two internal investigations carried out in 2004 and 2005, have resulted in restatements of the financial statements.

• As discussed in Other Matters in this discussion and disclosed in Note 19 to the Consolidated Financial Statements, the Group and certain of its former officers and directors have been named as defendants in two class action shareholder lawsuits filed in the United States District Court for the Southern District of New York. The Group is presently unable to determine whether these actions will have a material adverse effect on the business, results of operations, financial condition and liquidity of the Group, and intends to defend itself vigorously in these actions.

• As discussed in Other Matters in this discussion and disclosed in Note 19 to the Consolidated Financial Statements, the Group is the subject of a pending criminal investigation being conducted by the Antitrust Division of the United States Department of Justice. The investigation focuses on alleged price fixing in the window coverings industry. The Group is cooperating with the Department of Justice and is attempting to negotiate a resolution of the matter.

• As the Group carries out a significant portion of its activities in foreign markets (primarily the US), it is exposed to the risk of foreign exchange fluctuations. The Group attempts to minimize risks associated with currency fluctuations through matching of the currency of debt financing and the currency of certain raw material purchases, sales or asset acquisitions. This, however, is not always economically practical and the Group may not be able to offset any or all of its foreign market risks. While the Group has not entered into significant market instruments with respect to foreign exchange hedging in the past, it may, if deemed necessary, do so in a prudent fashion, in the future.

• The Group faces a high level of competition in most product categories and geographic regions. Low cost foreign competitors continue to be a threat to the Group’s cost structure, particularly in its consumer product

MANAGEMENT’S DISCUSSION & ANALYSIS
(Amended April 15, 2005)

lines. The Group attempts to minimize risks associated with this by striving to reduce costs when feasible and/or offer enhanced customer services. In addition, the Group may compete in some product categories and regions with larger, better capitalized companies which may be better positioned to respond to shifts in the marketplace.

CRITICAL ACCOUNTING POLICIES

The preparation of the Group’s consolidated financial statements in conformity with generally accepted accounting principles requires management to make use of certain estimates and assumptions that affect the reported amounts in the consolidated financial statements and the accompanying notes. These estimates and assumptions are based on management’s best knowledge of current events and actions that the Group may undertake in the future. Actual results could differ from those estimates. Estimates are used when accounting for items, the more critical of which are: allowance for doubtful accounts receivable, inventory obsolescence and income taxes.

Allowance for doubtful accounts

In order for management to establish the appropriate allowance for doubtful accounts receivable, estimates are made with regards to general economic conditions, interpreting customer aging trends and the probability of default by individual customers. The failure to estimate correctly could result in bad debts being either higher or lower than the determined provision as of the date of the balance sheet.

Inventory obsolescence

In order for management to establish the appropriate provision for inventory, certain judgements and estimates are made with regards to general economic conditions, interpreting inventory turns, identifying slow moving inventory, customer demand patterns and market acceptance of our products. The failure to estimate correctly could result in inventory being either higher or lower than the determined provision as of the date of the balance sheet.

MANAGEMENT’S DISCUSSION & ANALYSIS
(Amended April 15, 2005)

Income taxes

In order for management to establish the appropriate income tax asset and liability valuation, estimates are made with regards to the realization of future tax assets and increase of future tax liabilities. The ultimate realization of future tax assets or assessments of future tax liabilities is dependent upon the generation of future taxable income during the years in which those temporary differences become deductible. The failure to estimate correctly could result in some portion of the net income tax provision not being realized.